Exhibit 3.1

ARTICLES OF AMENDMENT
TO ARTICLES OF INCORPORATION
OF
ENERGIZER RESOURCES INC.
1.	The name of the corporation is Energizer Resources Inc.
2.	The following is the full text of the amendment to the Articles of Incorporation of Energizer Resources Inc.:
RESOLVED, that Paragraph 1 of the Articles of Incorporation is hereby amended in its entirety to read as follows:
“1.Name. The name of the corporation is NextSource Materials Inc.”
3.	The foregoing change shall be effective upon the date of filing with the Office of the Minnesota Secretary of State.
4.	The foregoing amendment was adopted according to Chapter 302A of the Minnesota Business Corporation Act.
IN WITNESS WHEREOF, the undersigned, Chief Financial Officer of Energizer Resources Inc., being duly authorized on behalf of such corporation, has executed this certificate this 12th day of April, 2017.
/s/ Marc Johnson
Name: Marc Johnson
Title: Chief Financial Officer